HEROIC ENTERPRISES, PBC

FINANCIAL STATEMENT FOR THE PERIOD ENDED NOVEMBER 16, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Heroic Enterprises, PBC
Cedar Creek, Texas

We have reviewed the accompanying financial statements of Heroic Enterprises, PBC, which comprise the balance sheet as of November 16, 2020, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
December 9, 2020

HEROIC ENTERPRISES, PBC
BALANCE SHEET
NOVEMBER 16, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	300
TOTAL CURRENT ASSETS		300
OTHER ASSETS		
Intangible assets		21,999
		21,999
TOTAL ASSETS	$	22,299

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
LONG-TERM LIABILITIES		
Due to related party		21,999
TOTAL LONG-TERM LIABILITIES		21,999
TOTAL LIABILITIES		21,999
SHAREHOLDERS' EQUITY		
Common stock, see note 4		300
Additonal paid-in capital		-
Retained earnings		-
TOTAL SHAREHOLDERS' EQUITY		300
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	22,299

See independent accountant's review report and accompanying notes to financial statements.

HEROIC ENTERPRISES, PBC
STATEMENT OF INCOME
NOVEMBER 16, 2020

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		-
TOTAL OPERATING EXPENSES		-
NET OPERATING INCOME		-
TOTAL OTHER INCOME		-
NET INCOME	$	-

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

HEROIC ENTERPRISES, PBC
STATEMENT OF EQUITY
NOVEMBER 16, 2020

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, NOVEMBER 13, 2020 (INCEPTION)	-	$ -	-	$ -	$ -
Issuance of common stock	300,000	300	-	-	$ 300
Net income	-	-	-	-	$ -
ENDING BALANCE, NOVEMBER 16, 2020	**300,000**	**$ 300**	**$ -**	**$ -**	**$ 300**

See independent accountant's review report and accompanying notes to financial statements.

HEROIC ENTERPRISES, PBC
STATEMENT OF CASH FLOWS
NOVEMBER 16, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ -
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Increase (decrease) in liabilities:	
Accounts payable	-
CASH PROVIDED BY OPERATING ACTIVITIES	**-**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(21,999)
CASH USED FOR INVESTING ACTIVITIES	**(21,999)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	**300**
Due to related party	**21,999**
CASH PROVIDED BY FINANCING ACTIVITIES	**22,299**
NET INCREASE IN CASH	**300**
CASH AT INCEPTION	**-**
CASH AT END OF PERIOD	**$ 300**

CASH PAID DURING THE YEAR FOR:

INTEREST	**$ -**
INCOME TAXES	**$ -**

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Heroic Enterprises, PBC (the "Company") was incorporated in the State of Delaware on November 13, 2020. The Company's mission is to produce a positive effect (or a reduction of negative effects) for society and persons by helping people optimize their lives so they can serve heroically, including but not limited to providing access to wisdom from heroic teachers; creating an online community to engage with other individuals committed to making a positive difference in their communities; and promoting other tools and services to help people be the change they want to see in the world.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of November 16, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of November 16, 2020.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of a website domain. The Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or(3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Intangible Assets (continued)
expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cashflows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. During the period ended November 16, 2020, the Company did not record impairment losses related to the intangible asset. Amortization expense for the period ending November 16, 2020 was nil.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. As of November 16, 2020, the Company has not recorded any income tax benefits or liabilities as it has not yet begun operations.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. As the Company is not yet in operations, no deferred tax provision has been made.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Texas.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of November 16, 2020 the Company has not earned any revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on the Company's financial position.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Due to Related Party**</u>

At inception, the majority shareholder of the Company purchased the domain name, www.heroic.us for $21,999 and created a note payable from the Company. Per the loan agreement, the note bears 2% interest, has no interest or maturity date. Management does not intend to pay back the note within the next year.

4.   <u>**Equity**</u>

Common Stock
Under the articles of incorporation, the Company has the authority to issue up to 1,000,000 shares of common stock at a $0.001 par value. As of November 16, 2020, 300,000 shares have been issued and are outstanding.

See independent accountant's review report.

5.   <u>**Subsequent Events**</u>

The Company has entered into several convertible notes payable for a total of $250,000. Under the terms of these notes, the Company is to pay 4% APR and the maturity dates are in December 2022.

The Company has entered into several contracts with vendors: (1) $85,000, of which $35,000 has been paid for video production, (2) $59,300, of which $18,220 has been paid, for two design projects, (3) $7,550 for another design project, (4) $24,849 for legal fees.

The Company is currently in negotiations with Optimize, to purchase this Company, which is also owned by the majority shareholder of Heroic Enterprises, PBC.

The Company has evaluated subsequent events through December 9, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.